United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

December 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X            Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes            No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes            No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes            No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

CVRD signs Memorandum of Understanding with
ThyssenKrupp Stahl

Rio de Janeiro, December 3, 2004 — Companhia Vale do Rio Doce (CVRD), the largest producer of iron ore and pellets in the world, and ThyssenKrupp Stahl A.G. (ThyssenKrupp), one of the largest European steelmakers, have signed a Memorandum of Understanding (MoU) whose objective is the construction of an integrated slab plant in Brazil.

The next step will be the creation of a Joint Venture Company, Companhia Siderúrgica do Atlântico (CSA) to conclude the joint feasibility study and to implement the project.

The 4.4 million tons per year slab plant is expected to be located in the State of Rio de Janeiro and to start production in 2008.

This initiative is consistent with CVRD’s strategy of attracting new investments in the steel industry in Brazil; thereby, increasing iron ore consumption and generating jobs, revenues and income in Brazil. This support may take place via long-term iron ore contracts to guarantee future supply and/or minority equity participations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer